February 21, 2008

VIA EDGAR SUBMISSION AND COURIER

Perry Hindin

Special Counsel, Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

RE:	Altera Corporation
Definitive 14A
Filed March 28, 2007
File No. 000-16617

Dear Mr. Hindin:

This letter is in response to our recent telephone calls regarding Altera Corporation’s January 18, 2008 letter to you concerning the above-referenced filing.

In our calls you noted that the Securities and Exchange Commission disagrees with our position that categories of goals applicable to each NEO could be confidential such that disclosure could result in competitive harm. In light of the SEC’s comments, in our future filings we will undertake to disclose the categories of goals applicable to each NEO.

With respect to the SEC’s comment that we should disclose whether the categories of goals are weighted or prioritized in a specific manner in order to calculate the “Performance Against Individual Goals” identified on page 17 of the above filing, we continue to believe that disclosure of such information is potentially misleading, is confidential and could cause competitive harm, and is not particularly meaningful to our shareholders. Because multiple specific goals may be included in a particular category of goals, ascribing a weighting to a category may be misleading since it is an accumulation of weightings applied to specific goals. We also believe that the weighting applied to individual goals is confidential and could cause future competitive harm if we were required to disclose it since it would indicate to our competitors the prioritization we are placing on certain activities or programs. Also, the disclosure of the company’s prioritization may allow the company’s competitors to undercut the company and pursue similar activities or programs on the basis that we determined to prioritize them. As noted in our earlier correspondence, many individual goals span more than one fiscal year so disclosure of the goals and their weighting could cause competitive harm even with respect to a prior year’s goals.

Finally, we do not believe that disclosure of the weighting of particular goals would provide any information that is either meaningful or material to an investor to further enhance their understanding of each individual executive officer’s compensation structure or assist an investor in making an informed investment decision regarding the company. We further believe that the utility of such disclosure is outweighed by the competitive harm to the company, as discussed above, pursuant to such disclosure. As noted in our earlier correspondence, the evaluation of individual goals is sometimes subjective in nature and so it would not provide a meaningful basis for a shareholder to evaluate our compensation programs. Moreover, without disclosure of the specific goal to which a weighting applies, a shareholder would not be able to evaluate whether he or she agrees with the Company’s prioritization of programs and activities, which is expressed in a goal’s weighting. On the other hand, we believe that we have provided substantial disclosure that will allow an investor to assess our Bonus Plan including (1) the basis or rationale for the Bonus Plan’s design; (2) the financial factors that are the primary drivers of payouts under the Bonus Plan; and (3) the degree of difficulty for an executive to achieve his or her target bonus. To provide a further basis for an investor to assess the difficulty of an executive’s ability to achieve his or her target bonus, in future filings, we will undertake to disclose the historical achievement of both the financial factors as well as achievement of individual goals by the CEO and other NEOs.

Thank you for your consideration of our position. Please direct any comments or inquiries regarding the foregoing to me at (408) 544-8086 (telephone) or (408) 544-8000 (facsimile).

Very truly yours,

/s/ Katherine E. Schuelke
Katherine E. Schuelke
Vice President, General Counsel and Secretary